04016920

D STATES
CHANGE COMMISSION
n, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52858

SEC MAIL PROCESSING SECTION RECEIVED MAR - 9 2004 WASH., D.C. 150

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Brothers + Co., Inc.

OFFICIAL USE ONLY
104393
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

27 Pinner Lane
(No. and Street)

Stamford	CT	06903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Wright 1-800-246-4410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiss & Company, PC
(Name – *if individual, state last, first, middle name*)

98 Mill Plain Road	Danbury	CT	06811
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles M. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Brothers & Co., Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Charles M. Wright
Signature

President
Title

Thomas E. McGeady
Notary Public

THOMAS E. McGEADY
Notary Public, State of New York
No. 01MC6061924
Qualified in Bronx County
Commission Expires July 23, 20 05

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Net Capital 17a-11** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: WRIGHT BROTHERS & CO., INC. [0013]

SEC File Number: 8- 52858 [0014]

Address of Principal Place of Business: 27 PINNER LANE [0020]

STAMFORD [0021] CT [0022] 06903 [0023]

Firm ID: 104393 [0015]

For Period Beginning 01/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Weiss & Company, P.C. [0030] Phone: (203)797-9681 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ________ [0032] Phone: ________ [0033]

Name: ________ [0034] Phone: ________ [0035]

Name: ________ [0036] Phone: ________ [0037]

Name: ________ [0038] Phone: ________ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ○ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

	Allowable	Non-Allowable	Total
1. Cash	14,644 [0200]		14,644 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	[0295]		
B. **Other**	[0300]	[0550]	0 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	735 [0680]	735 [0920]
11. Other assets	[0535]	3,300 [0735]	3,300 [0930]
12. **TOTAL ASSETS**	14,644 [0540]	4,035 [0740]	18,679 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. **Clearance account**	[1114]	[1315]	0 [1560]
B. **Other**	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	1,750 [1205]	5,455 [1385]	7,205 [1685]
18. Notes and mortgages payable:			
A. **Unsecured**	[1210]		0 [1690]
B. **Secured**	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. **Cash borrowings:**		[1400]	0 [1710]
1. **from outsiders** [0970]			
2. **Includes equity subordination (15c3-1(d)) of** [0980]			
B. **Securities borrowings, at market value:**		[1410]	0 [1720]
from outsiders [0990]			
C. **Pursuant to secured demand note collateral agreements:**		[1420]	0 [1730]
1. **from outsiders**			

[1000]

2. Includes equity subordination (15c3-1(d)) of

___ [1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES	1,750 [1230]	5,455 [1450]	7,205 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners ___ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	1,000 [1792]
C. Additional paid-in capital	45,300 [1793]
D. Retained earnings	-34,826 [1794]
E. Total	11,474 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	11,474 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	18,679 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 1 /01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 1 [3931]

REVENUE

1.	Commissions:		
	a. **Commissions on transactions in exchange listed equity securities executed on an exchange**		[3935]
	b. **Commissions on listed option transactions**		[3938]
	c. **All other securities commissions**		[3939]
	d. **Total securities commissions**	0	[3940]
2.	Gains or losses on firm securities trading accounts		
	a. **From market making in options on a national securities exchange**		[3945]
	b. **From all other trading**		[3949]
	c. **Total gain (loss)**	0	[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue	38	[3995]
9.	Total revenue	38	[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. **Includes interest on accounts subject to subordination agreements** [4070]		
14.	Regulatory fees and expenses		[4195]
15.	Other expenses	6,727	[4100]
16.	Total expenses	6,727	

NET INCOME

[4200]

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-6,689 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal Income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-6,689 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	[4211]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		18,164 [4240]
A.	**Net income (loss)**		-6,689 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	[4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		11,475 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 11,474 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 11,474 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5. Total capital and allowable subordinated liabilities — 11,474 [3530]

6. Deductions and/or charges:

   A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)** — 4,035 [3540]

   B. **Secured demand note deficiency** — [3590]

   C. **Commodity futures contracts and spot commodities - proprietary capital charges** — [3600]

   D. **Other deductions and/or charges** — [3610] — -4,035 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions — 7,439 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. **Contractual securities commitments** — [3660]

   B. **Subordinated securities borrowings** — [3670]

   C. **Trading and investment securities:**

1. **Exempted securities** ______ [3735]

2. **Debt securities** ______ [3733]

3. **Options** ______ [3730]

4. **Other securities** ______ [3734]

D. **Undue Concentration** ______ [3650]

E. **Other (List)**

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	0 [3740]

10. Net Capital — 7,439 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	116 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	[3758]
13. Net capital requirement (greater of line 11 or 12)	116 [3760]
14. Excess net capital (line 10 less 13)	7,323 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	7,264 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 1,750 [3790]

17. Add:

A. **Drafts for immediate credit** ______ [3800]

B. **Market value of securities borrowed for which no equivalent value is paid or credited** ______ [3810]

C. **Other unrecorded amounts (List)**

______ ______

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			1,750 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 24 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

WRIGHT BROTHERS CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows From (used by) Operating Activities		
Net Loss	$	(6,689)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		294
Change in assets and liabilities:		
Decrease in accounts payable, accrued liabilities		(551)
Net cash used by operating activities		(6,946)
Cash Flows From (used by) Financing Activities		
Loan from officer		400
Net Cash Provided by Financing Activities		400
Net Decrease in Cash and Cash Equivalents		(6,546)
Cash and Cash Equivalents at December 31, 2002		21,190
Cash and Cash Equivalents at December 31, 2003	$	14,644

The accompanying notes are an integral part of these financial statements.

WRIGHT BROTHERS & CO., INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2003

Note #1 - Significant Accounting Principles

The company was formed on September 12, 1991, and currently acts as a general securities dealer.

Furniture, fixtures and equipment are carried at cost, less accumulated depreciation computed principally on accelerated methods over estimated useful lives of approximately 5 years. As of December 31, 2003, depreciation expense amounted to $294.

Note #2 - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital may fluctuate on a daily basis. At December 31, 2003 the Company had net capital requirements of $8,174 and $116, respectively.

Note #3 - Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences in net capital under Rule 15c3-1 between the annual audited Focus Part 111 and the unaudited focus files as of the same date.

Note #4 - Income Tax

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, where income is not taxable to the Company, but is instead taxed proportionately to its stockholders.

State Income taxes have been accrued or paid and are reflected as such in these financial statements.

WEISS & COMPANY, PC
CERTIFIED PUBLIC ACCOUNTANTS

98 MILL PLAIN ROAD, PENTHOUSE SUITE 4B
DANBURY, CONNECITICUT 06811
PHONE: 203-797-9681 FAX: 203-744-7890

704 ROUTE 6, MAHOPAC, NEW YORK 10541

Board of Directors
Wright Brothers & Co., Inc.

We have audited the accompanying Focus Form X-17A-5 of Wright Brothers & Co., Inc. as of December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wright Brothers & Co., Inc. as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

Weiss & Company
Certified Public Accountants

Danbury, Connecticut
February 22, 2004